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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATIS, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9717 Prairie Avenue
(No. and Street)

Highland (City) Indiana (State) 46322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Evanich (219) 836-2102
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

SEC Mail Processing FEB 22 2021 Washington DC 416

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Evanich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATIS, Inc, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public
Kurt F. Schultz
My Commission Expires Aug 3, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in 210.1-02 of Regulation S-X).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of ATIS, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ATIS, Inc, as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of ATIS, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ATIS, Inc's management. Our responsibility is to express an opinion on ATIS, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ATIS, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1(f), Information for Possession or Control Requirements Under Rule 15c3-3, and Computation for Determination of Reserve Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of ATIS, Inc's financial statements. The supplemental information is the responsibility of ATIS, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital pursuant to Rule 15c3-1(f), Information for Possession or Control Requirements Under Rule 15c3-3, and Computation for Determination of Reserve Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as ATIS, Inc.'s auditor since 2009.

Kehlenbrink Lawrence & Pauckner

Indianapolis, Indiana
February 5, 2021

ATIS, Inc.

Statement of Financial Condition

Assets		**December 31, 2020**
Cash and cash equivalents	$	46,653
Accounts receivable	$	14,182
Interest receivable	$	68
Deposit with clearing organization	$	50,000
Securities owned	$	45,060
Officer Life Insurance	$	49,228
Property, net	$	-
Prepaid Deposits	$	1,052
Operating Lease	$	37,920
Total Assets	$	244,163

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	16,059
Operating Lease Liability	$	37,920
Total Liabilities	$	53,979
Stockholders' Equity		
Common stock, no par value, 100 shares authorized, issued and outstanding	$	5,000
Additional paid in capital	$	125,000
Retained earnings	$	60,184
Total Stockholders' Equity	$	190,184
Total Liabilities and Stockholders' Equity	$	244,163

The accompanying notes are an integral part of these financial statements

ATIS, Inc.

Statement of Income

	For the Year Ended December 31, 2020
Revenues	
Commissions	$ 328,642
Investment advisory fees	$ 374,357
Interest and Dividend income	$ 5,104
Gain (loss) on securities	$ (3,339)
Other income	$ 65,738
	$ 770,502
Operating Expenses	
Employee compensation and benefits	$ 428,434
Data processing and clearing charges	$ 117,850
Occupancy expenses	$ 23,963
Communications	$ 2,466
Administrative expenses	$ 21,958
Legal and professional fees	$ 14,300
Other operating expenses	$ 2,046
	$ 611,017
Net Income	$ 159,485

The accompanying notes are an integral part of these financial statements

ATIS, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid in Capital	Retained Earnings
Balance, December 31, 2019	$ 5,000.00	$ 125,000	$ 30,699
Distributions			$ 130,000
Net income			159,485
Balance, December 31, 2020	5,000	125,000	60,184

The accompanying notes are an integral part of the financial statements.

ATIS, Inc.
Statement of Cash Flows

	December 31, 2020
Operating Activities	
Net income	$ 159,485
Adjustments to reconcile income to net cash provided by operating activities:	
Depreciation	616.00
Changes in operating assets and liabilities:	
Prepaid Assets	(544)
Accounts receivable	(467)
Interest receivable	
Utility Deposit	
Accounts payable and accrued expenses	(11,656)
Net Cash Provided by Operating Activities	147,434
Investing Activities	
Life Insurance Cash Value	(8,208.00)
Fixed Assets	-
Change in investment inventory	3,297.00
Net Cash Used in Investing Activities	(4,911)
Financing Activities	
Shareholder distributions	(130,000.00)
Net Cash Used in Financing Activities	(130,000)
Increase (Decrease) in Cash and Cash Equivalents	12,523
Cash and Cash Equivalents at Beginning of Year	34,130
Cash and Cash Equivalents at End of Year	$ 46,653

The accompanying notes are an integral part of these financial statements.

Note 1 - Significant Accounting Policies

Description of Business

ATIS, Inc. is a registered broker/dealer and investment advisory firm. As a securities broker/dealer, the Company is engaged in various securities trading and brokerage activities on a transaction basis, serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Capital Markets Corporation. The investment advisory business conducts wealth management services on a fee basis through specific account service agreements.

Accounting Method

The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Income Taxes

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only and there has been no accrual of income taxes. Years prior to 2017 are no longer subject to examination by federal and Indiana tax jurisdictions.

Accounts Receivable

Accounts receivable consists of commission revenues that have been earned but not collected. Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Securities Owned

Securities owned are valued at their quoted market value. Changes in the unrealized gains or losses are included with realized gains and losses in the income statement under the title gain (loss) on securities.

Property and Equipment

Purchases of property and equipment are recorded at their cost. Depreciation of $616 for the year ended December 31, 2020 has been computed using accelerated and straight line methods of depreciation.

Note 1 - Significant Accounting Policies (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or income taxes during 2020.

Note 2 – Securities Owned

Securities owned are securities that are carried at quoted market values and consist of the following:

	December 31, 2020
John Hancock Financial Fund	$ 15,175
Fidelity Advisor Equity Fund	2,179
DNP Utility Select Fund	5,130
Certificate of Deposit	10,076
Convertible Bond Fund	12,500
Total	$ 45,060

Note 3 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2020
Furniture and office equipment	$ 20,286
Less: Accumulated depreciation	20,286
Total	$ 0

Note 4 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $50,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2020, the Company had net capital of $183,254, which was $133,254 in excess of its required net capital of $50,000. The percentage of aggregate indebtedness to net capital was 8.8%.

Note 5 - Control Requirements

There are no amounts, as of December 31, 2020, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii),and thus, is exempt from the provisions of Rule 15c3-3.

Note 6 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2020 unaudited Focus report and this report. The net effect on net capital was $0.

Net capital as reported on the unaudited Focus report of December 31, 2020	$ 183,254
Net Capital as Audited	$ 183,254

Note 8 - LEASES

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in an operating lease for its office space for an unspecified period of time, although it is the intention of the Company to stay in the same location for the next 3 years, or longer. The Company's lease does not include termination options for either party to the lease, or restrictive financial, or other covenants. Payments due under the lease contracts are a fixed $1,100 per month. Therefore, the lease present asset value has been calculated as follows:

Monthly Annual Payments	$1,100
Time Period	3 Years
Annual Interest Rate	3%

PRESENT VALUE OF PAYMENTS $37,920

Note 7 – Revenue from Contracts with Customers

Brokerage Commissions

The Firm charges commissions for some of its customers on a transaction basis. Commissions and related clearing expenses are recorded on the trade date. The Firm believes the performance obligation is satisfied on the trade date because that is when the underlying security ownership is identified and agreed upon

Mutual Funds, Annuities, and Retirement Plans

The Firm enters into sales agreements with mutual fund and insurance companies for customers to acquire pooled investment funds and insured products that may be of similar design. Sales commissions are received upon the completion of such purchases. They may be received up front or over time and recorded as received. Retention fees may also be received from time to time, which are recorded when received. Such retention fees are based on the market values of the accounts involved.

Asset Management

Investment Advisory Services are provided by the Firm. Compensation for such services is calculated as a percentage of the average annual client investment account balance. Fees are received quarterly and are recognized monthly as they relate more specifically to the services provided in that period.

2020 revenues derived from the above mentioned contracts are as follows:

Brokerage Commissions -	$ 210,737
Mutual Funds -	$ 117,905
529 Plan Commissions -	$ 7,691
Annuities -	$ 42,248
Retirement Plans -	$ 13,584
Managed Account Fees	$ 374,357
Total	$ 766,522

ATIS, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2019

Net Capital

Stockholders' equity	$ 190,183
Less nonallowable assets	(1,120)
Net capital before haircuts on security position	189,063
Haircuts on securities	(5,809)
Net capital	$ 183,254
Aggregate Indebtedness	$ 16,058
Net capital required based on aggregate indebtedness	$ 1,071
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 50,000
Excess Net Capital	$ 133,254
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 123,254
Percentage of Aggregate Indebtedness to Net Capital	8.8%

ATIS, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISIION

AS OF DECEMBER 31, 20120

The SEC rules related to the "Possession or Control Requirements" are not applicable because the Broker-Dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

ATIS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

The SEC rules related to the "Computation for Determination of Reserve Requirements" are not applicable because the Broker-Dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of ATIS, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ATIS, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which ATIS, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) ATIS, Inc stated that ATIS, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. ATIS, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ATIS, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 5, 2021

ATIS inc.
Investment Advisory Services

Exemption from SEC Rule 15c3-3

January 6, 2021

The following statements are made to the best knowledge and belief of ATIS, Inc.:

1. ATIS, Inc. is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): ATIS, Inc. is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.
2. ATIS, Inc. met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.

John J. Evanich

President

9717 Prairie Avenue · Highland, Indiana 46322
Phone 219-836-2102 · Fax 219-836-2368

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
ATIS, Inc

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by ATIS, Inc and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Katz, Sapper & Miller *(signature)*

Indianapolis, Indiana
February 5, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*29*******1994********************MIXED AADC 220
68004 FINRA DEC
ATIS INC
9717 PRAIRIE AVE
HIGHLAND, IN 46322-3616

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JOHN J. EVANICH
219-836-2102

2. A.	General Assessment (item 2e from page 2)	$ 919
B.	Less payment made with SIPC-6 filed (exclude interest)	(469)
	Date Paid	
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 450

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 450

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ATIS, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 29TH day of JANUARY, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2020** and ending **12/31/2020**

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 770,502
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		—
(2) Net loss from principal transactions in securities in trading accounts.		—
(3) Net loss from principal transactions in commodities in trading accounts.		—
(4) Interest and dividend expense deducted in determining item 2a.		—
(5) Net loss from management of or participation in the underwriting or distribution of securities.		—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		—
(7) Net loss from securities in investment accounts.		3339
Total additions		3339
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		160,153
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 902	
Enter the greater of line (i) or (ii)		902
Total deductions		161,056
2d. SIPC Net Operating Revenues		$ 612,785
2e. General Assessment @ .0015		$ 919
		(to page 1, line 2.A.)